14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 359-7806 Fax: (416) 359-9149 http://www.mountainprovince.com e-mail: info@mountainprovince.com

  NEWS RELEASE

May 11, 2006
Shares Issued and Outstanding: 53,375,847
TSX: MPV
AMEX: MDM

Mountain Province Diamonds Announces New Appointments

Toronto, May 11, 2006 - The Board of Directors of Mountain Province Diamonds Inc (MPV: TSX, MDM: AMEX) (“the Company”) today announced the appointment of Mr. Jonathan Comerford, currently a director of the Company, to the position of Chairman. This follows the resignation of Ms. Elizabeth Kirkwood from the positions of Chairman, Chief Financial Officer and Corporate Secretary. Ms. Kirkwood will remain a non-executive director of Mountain Province Diamonds.

The Board also announced the appointment of Ms. Jennifer Dawson to the position of Chief Financial Officer and Corporate Secretary. Ms. Dawson has 22 years of public accounting experience with Touche Ross (now Deloitte and Touche), CCH Canadian Limited, Genesis Media Inc, SouthernEra Diamonds Inc. and Arizona Star Resources Corp. Ms. Dawson received a Bachelor of Business Administration, Accounting from St Francis Xavier University, Nova Scotia.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

BarnesMcInerney Inc.
Capital Market Communications
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252

www.mountainprovince.com